Exhibit 99.5

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 12, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2019.  For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and six months ended June 30, 2019, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – JUNE 30, 2019

  Joint formal Juanicipio Project mine development approval by Fresnillo plc (“Fresnillo”) and MAG announced in the quarter (see Press Release dated April 11, 2019), and an Engineering Procurement Construction Management contract finalized to oversee the mine development.

  Progress on Juanicipio has been rapid with multiple engineering milestones delivered, and construction on track for H2-2020 commissioning target according to the operator Fresnillo.

  Estimated pre-operative initial capital of $395,000 (100% basis) as of January 1, 2018, less development expenditures incurred since that date to June 30, 2019 of approximately $67,100 (Company therefore estimates approximately $327,900 of remaining initial capital on a 100% basis as at June 30, 2019).

  MAG is well funded with cash and cash equivalents as at June 30, 2019 of $113,833 while Minera Juanicipio had working capital of $26,315 as at June 30, 2019.

  Subsequent to quarter end, the Company advanced $17,820 to Minera Juanicipio, representing its 44% share of a $40,500 cash call to fund equipment purchases, the commencement of the process plant construction and further underground development on the Juanicipio property.

  Underground development continues at Juanicipio and is now approaching 22 kilometres (or 13.7 miles) to date.

  46,060 metre (“m”) infill and step-out exploration drill program completed late in 2018 with assays announced in 2019 (see Press release dated March 4, 2019):

    Valdecañas Deep Zone expanded
      Deep Zone West: Infill Hole P22 11.6 m (true width) grading 783 grams per tonne (“g/t”) (22.9 ounces per ton (“opt”)) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.
      Deep Zone East: Step-out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper.
    “Pre-Anticipada” hangingwall vein discovered in step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.
    “Venadas Vein” discovered with unique North-East (“NE”) orientation: Hole VEN-1 cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver & 5.6 g/t gold providing new Juanicipio exploration potential.

  Significant exploration on the JV property continues given the recent successes:
    Four rigs currently drilling the deeper areas of the Valdecañas vein suite, and another rig is following up the discovery of the Venadas vein announced March 4, 2019.

“This was a landmark quarter for MAG,” said George Paspalas, President and CEO. “The jointly announced go-ahead decision for the process plant construction marks the final stage in bringing Juanicipio into production. On top of that, the discovery of the North-South oriented Venadas veins opens a new chapter of vein discovery on the joint venture ground, most importantly, in the area where we will be mining.  Juanicipio remains a property with remarkable exploration potential.”

Juanicipio Project Update

Mine Development

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. The partners of Minera Juanicipio also finalized an EPCM agreement as part of the approval process which defines the specific terms by which Fresnillo is overseeing the continued project development and the construction of the process plant and associated surface infrastructure.  Orders have been placed and the manufacturing of the long lead items for the process plant is well advanced with deliveries expected late 2019 and early 2020.  According to Fresnillo, good progress has been made on engineering and early stage construction, with multiple engineering milestones delivered, and construction on track for commissioning by H2-2020.  The mill-site preparation is underway and the construction of surface infrastructure facilities continues.

Pre-operative initial capital is estimated on a 100% basis as $395,000 as of January 1, 2018, which does not reflect expenditures incurred since that date to June 30, 2019 of approximately $67,100, leaving an estimated $327,900 of remaining initial capital (MAG’s 44% remaining share estimated $144,276 as at June 30, 2019).

An Operator Services agreement was also finalized by the partners in the project approval process which will become effective on commencement of commercial production. As well, both lead and zinc off-take agreements have been agreed to by the partners whereby both concentrates will be treated at market terms by Met-Mex Peñoles, S.A. De C.V., in Torreón, Mexico.

Both partners acknowledge that there is considerable further exploration opportunity in the license area with future potential to scale-up operations beyond the currently planned 4,000 tonnes per day.

Underground Development

Total underground development at Juanicipio now approaching 22 kilometres (or 13.7 miles) to date, with the current emphasis on: developing the three internal spiral footwall ramps at depth along the full strike length of the Valdecañas Vein system; constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (with the box cut for the underground conveyor exit portal now complete); integrating additional ventilation and other associated underground infrastructure, and starting of the internal shaft sinking (head chamber for the shaft has been excavated and winding equipment ordered).

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

Exploration
To date in 2019, 18 drill holes have been completed, 11 being infill holes and 7 exploration holes (all assays pending).  There are currently five drill rigs on site. There are four on the Valdecañas Vein which are using Devico directional drilling technology and one conventional drill rig on the newly discovered Venadas Vein.

Qualified Person - All scientific or technical information in this news release, including assay results, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company.

FINANCIAL RESULTS – THREE AND SIX MONTHS ENDED JUNE 30, 2019

As at June 30, 2019, the Company had working capital of $114,326 (June 30, 2018: $151,765) including cash and cash equivalents of $113,833 (June 30, 2018: $151,404).  Other than an office lease obligation under IFRS 16, the Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for the next year.  The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2019, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $15,375 and $15,456 respectively (June 30, 2018: $78 and $5,845 respectively).  Subsequent to the period end, the Company also advanced $17,820 to Minera Juanicipio, representing its 44% share of a $40,500 cash call to fund the commencement of process plant construction and further underground development on the property.

The Company’s net loss for the three and six months ended June 30, 2019 amounted to $961 and $1,403 respectively (June 30, 2018: $2,753 and $2,570 respectively) or $0.01/share and $0.02/share respectively (June 30, 2018: $0.03/share and $0.03/share respectively).

Share based payment expense incurred in the three and six months ended June 30, 2019 amounted to $1,284 and $1,508 respectively (June 30, 2018: $407 and $811 respectively), and is determined based on the fair value of equity incentives granted and vesting in the period. The increase is primarily due to DSUs granted in the period whereas the comparable prior period grant was recorded in a subsequent quarter.  In the three and six months ended June 30, 2019, the Company earned interest income on its cash and cash equivalents of $782 and $1,626 respectively (June 30, 2018: $783 and $1,465 respectively). The Company recorded its 44% equity income pick up of $480 and $762 respectively (June 30, 2018: $1,623 and $740 equity loss pick up respectively) from Minera Juanicipio related primarily to exchange and deferred taxes. In addition, the Company recorded a deferred income tax benefit of $249 and $568 respectively (June 30, 2018: $1,300 and $102 deferred income tax expense respectively) in relation to the change in temporary timing differences between the book and tax base of its Mexican non-monetary assets.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov

LEI: 254900LGL904N7F3EL14